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[redacted]

SECURI 13012250 ON

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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Man Investment Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 White Plains Road
(No. and Street)

Tarrytown	NY	10591
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/3

Cornick Garber Sandler
Certified Public Accountants & Advisors

First Man Investment Securities Corp.

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2012

OATH OR AFFIRMATION

I, Michael Stupay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Man Investment Securities Corp., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

[signature]
Notary Public

GAYLE G. BRAUNSTEIN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 8/19/2015

This report** contains (check all applicable boxes):

✓ (a) Facing page.
✓ (b) Statement of Financial Condition.
✓ (c) Statement of Income (Loss).
✓ (d) Statement of Cash Flows.
✓ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
✓ (g) Computation of Net Capital
✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (1) An Oath or Affirmation.
(m)A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
✓ (o)Independent auditor's report on internal accounting control
(p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Man Investment Securities Corp.
Index
December 31, 2012

Page(s)

Independent Auditors' Report 1-2

Financial Statements

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Stockholder's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7–8

Supplementary Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 9

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 10

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission 11-13

Cornick Garber Sandler
Certified Public Accountants & Advisors

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
First Man Investment Securities Corp.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of First Man Investment Securities Corp. (the "Company") as of December 31, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
First Man Investment Securities Corp.

Page Two

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Man Investment Securities Corp. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York

February 25, 2013

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035 cgscpa.com

First Man Investment Securities Corp.
Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	46,604
Prepaid expenses		7,550
Total assets	$	54,154
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	6,800
Common stock - $1.00 par, 100 shares authorized; 25 shares issued and outstanding	$	25
Additional paid-in capital		99,975
Retained earnings (deficit)		(52,646)
Total stockholder's equity		47,354
Total liabilities and stockholder's equity	$	54,154

The accompanying notes are an integral part of these financial statements.

First Man Investment Securities Corp.
Statement of Operations
Year Ended December 31, 2012

Revenues	
Interest income	$ 219
Total revenues	$ 219
Expenses	
Administrative fees paid to affiliate	$ 750
Regulatory fees	7,192
Professional fees	20,915
Taxes	1,100
Total expenses	$ 29,957
Net loss	$ (29,738)

The accompanying notes are an integral part of these financial statements.

Cornick Garber Sandler
Certified Public Accountants & Advisors

First Man Investment Securities Corp.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2012

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Number of shares	Amount			
Balance, January 1, 2012	25	$ 25	$ 59,975	$ (22,908)	37,092
Capital contribution			40,000		40,000
Net loss				(29,738)	(29,738)
Balance, December 31, 2012	25	$ 25	$ 99,975	$ (52,646)	$ 47,354

The accompanying notes are an integral part of these financial statements.

First Man Investment Securities Corp.
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities	
Net loss	$ (29,738)
Adjustments to reconcile results of operations to net cash used for operating activities	
Prepaid expenses	(58)
Net cash used for operating activities	(29,796)
Cash flows from financing activities	
Capital contribution from stockholder	40,000
Increase in cash	10,204
Cash	
Beginning of year	36,400
End of year	$ 46,604

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

First Man Investment Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the private placement of securities on a best efforts basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition

Revenue from private placements is recognized when the transaction closes.

Income Taxes

The Company has elected "S" Corporation treatment for both federal and state income tax purposes. As such, the Company's earnings or losses are reportable on the individual income tax return of its stockholder. Accordingly, there is no provision for federal income taxes but the Company remains subject to the minimum New York State corporation tax of $300.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2009.

3. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of approximately $39,800 which exceeded the required net capital by approximately $34,800.

4. Related Party Transactions

Pursuant to a service agreement, an affiliate under common control with the Company pays certain expenses (such as administrative personnel, communications, data processing, etc.) on behalf of the Company and charges the Company a fee representing such expenses. Fees under this agreement aggregated $750 for the year ended December 31, 2012.

The results of operations may have differed had the Company been a stand-alone entity.

Cornick Garber Sandler
Certified Public Accountants & Advisors

First Man Investment Securities Corp.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission For the Year Ended December 31, 2012

Net Capital:		
Stockholder's equity	$	47,354
Nonallowable assets:		
Prepaid expenses		7,550
Net capital		39,804
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	34,804
Capital Ratio:		
Aggregate indebtedness	$	6,800
Ratio of aggregate indebtedness to net capital		0.17:1

Reconciliation with Company's computation of net capital (included in Part IIA of Form X-17A-5 as of December 31, 2012):

Net capital as reported in Company's Part IIA (unaudited) Focus report	$	37,179
Adjustment to accounts payable and accrued expenses		2,625
Balance - December 31, 2012 (as above)	$	39,804

First Man Investment Securities Corp.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Stockholder of
First Man Investment Securities Corp.

In planning and performing our audit of the financial statements of First Man Investment Securities Corp. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion onthe effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Stockholder of
First Man Investment Securities Corp.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, as discussed below, we have identified the following material inadequacies as defined by Rule 17a-5(g)(3) in the Company's practices and procedures, as described in the second paragraph of this report.

The Company discovered that it did not maintain sufficient net capital as required under SEC Rule 15c3-1 during the last quarter of 2012. Subsequent to the date of the deficiency and prior to December 31, 2012, a capital contribution was made to the Company, to bring its net capital within regulatory requirements. As the deficiency was not reported until February 14, 2013, the Company failed to notify FINRA in accordance SEC Rule 17a-11(b)(1). According to SEC Rule 15c-1, brokers or dealers are required to demonstrate compliance with net capital rules on a moment to moment basis. Additionally, should the broker or dealer's net capital fall below the required amount, it must notify FINRA within 24 hours from the date of discovery.

Effective January 1, 2012, according to FINRA Rule 4360 "Fidelity Bonds", all members must maintain minimum fidelity bond coverage of the greater of 120% of member's required net capital or $100,000. The Company was not in compliance during the first quarter of the year but subsequently increased their coverage to the statutory minimum of $100,000.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Stockholder of
First Man Investment Securities Corp.

Page Three

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 25, 2013

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com